Exhibit 14.2

Protagenic Therapeutics, Inc.

Guidelines on Significant Corporate Governance Issues

(Adopted February 24, 2017)

SELECTION AND COMPOSITION OF BOARD OF DIRECTORS

Size of the Board

Protagenic Therapeutics’ bylaws provides that the Board of Directors consists of the number determined from time to time by resolution of the Board of Directors. We believe a board should be small enough to permit thorough discussion of issues but large enough to provide a mix of perspectives. For the foreseeable future, we expect that the appropriate size of our Board of Directors will consist of between four and nine directors, although our Corporate Governance and Nominating Committee (the “Governance Committee”) will periodically review the appropriate size and mix of the Board in light of our need for particular expertise and stated objectives below.

Selection of New Directors

The Board of Directors has delegated to the Governance Committee the task of identifying, reviewing and recommending a slate of director nominees to be proposed by the Board of Directors to the stockholders and recommending any director nominees to be elected by the Board of Directors to fill interim vacancies.

Board Membership Criteria

The Governance Committee is responsible for reviewing with the entire Board of Directors from time to time the appropriate skills and characteristics required of directors in the context of the current make-up of the Board of Directors. It is the policy of our Board of Directors that directors should possess the highest personal and professional ethics, integrity and values, and be committed to representing the long-term interests of the stockholders. It is also the policy of our Board of Directors that the composition of the Board of Directors at all times adhere to the standards of independence promulgated by The NASDAQ Stock Market. Our Board of Directors is also intended to encompass a range of talents, ages, skills, diversity, and expertise sufficient to provide sound and prudent guidance with respect to the operations and interests of our business.

We also require that each of our directors be able to dedicate the time and resources sufficient to ensure the diligent performance of his or her duties on our behalf, including attending all board and applicable committee meetings. In this respect, absent unusual circumstances, we believe that a director who is a currently serving chief executive officer or with a full-time job should not serve on more than two other public company boards of directors.

Director Independence

At least a majority of the members of our Board of Directors shall meet the independence standards of NASDAQ Listing Rule 5605(a)(2)(or any successor provision thereto). The Governance Committee is responsible for assessing compliance with this policy on an annual basis. The Board of Directors’ goal is generally to have no more than two directors who are not independent. In addition, the independent members of the Audit and Finance Committee may not receive, directly or indirectly, any fees from Agenus or any of its subsidiaries other than those described below under “Board Compensation Policy and Stock Ownership” and may not be affiliated persons (as defined in Rule 10A-3 under the Securities Exchange Act of 1934) of Agenus. At least annually, the Board of Directors will evaluate all relationships between the Company and each director in light of relevant facts and circumstances for the purposes of determining whether a material relationship exists that might signal a potential conflict of interest or otherwise interfere with such director’s ability to satisfy his or her responsibilities as an independent director.

Lead Director

The Board of Directors shall have an independent director act as the “Lead Director.” In addition to the duties of all directors, the specific responsibilities of the Lead Director are as follows:

•	Act as chair of the Governance Committee;
•	Develop the agenda for and preside over all executive sessions of the independent Directors;
•

Act as principal liaison between the independent directors and the Executive Chairman on sensitive issues and raise at any meeting of the Board of Directors items that are not appropriately or best put forward by the Executive Chairman; and

•	Communicate to the Executive Chairman the independent directors’ annual evaluation
•	of the Executive Chairman and the Chief Financial Officer.

Non-Independent Directors

The Board of Directors recognizes that individuals who are not independent may make significant contributions as directors and is willing to entertain their nomination for election to the Board of Directors. In addition, the Board of Director believes that it may be beneficial to the discharge of their duties as directors for members of senior management that do not serve on the Board of Directors to nonetheless attend board meetings occasionally. Selection of Chairman of the Board Agenus’ bylaws currently provide that the Board of Directors may assign the duties of Chief Executive Officer to the Chairman of the Board. The Board of Directors recognizes that there may be circumstances in the future that would lead it to separate these offices, although it does not believe this is currently necessary due to the nature and size of the operations for our biopharmaceutical company, the overall independence of the Board of Directors from management, and the strength of the Lead Director’s role on the Board.

Directors Who Change Their Present Job Responsibility

Directors who retire or otherwise change from the principal occupation or background association they held when they were most recently elected to our Board of Directors should notify the Governance Committee of the changed circumstances. The Board of Directors does not believe that directors who retire or otherwise change from the principal occupation or background association they held when they were originally invited to join our Board of Directors should necessarily leave the Board of Directors. There should, however, be an opportunity for the Governance Committee to review the continued appropriateness of that director’s membership under the changed circumstances.

The Board of Directors also believes that each director should advise the Governance Committee in advance of accepting an invitation to serve as a member on another board of directors. Based on its review of the above situations, the Governance Committee will raise any concerns it may have to the Board of Directors for final determination. In addition, when the Executive Chairman resigns or is removed from that position, he is encouraged to also tender his resignation from the Board of Directors. Whether that individual continues to serve on the Board of Directors is a matter for discussion at that time between the Board of Directors and the former Executive Chairman.

Director Term and Age Limits

The Board of Directors does not believe it should establish term or age limits. While such limits could help insure that there are fresh ideas and viewpoints available to the Board of Directors, they hold the disadvantage of losing the contribution of directors who over time have developed increasing insight into Agenus and its operations and therefore provide an increasing contribution to the Board of Directors as a whole.

BOARD COMPENSATION AND PERFORMANCE

Board Compensation Policy and Stock Ownership

The Compensation Committee shall have the responsibility for recommending to the Board of Directors the compensation and benefits for non-employee directors. It is appropriate for the Compensation Committee to report from time to time to the entire Board of Directors on the status of director compensation in relation to peer companies in the biopharmaceutical industry. An employee of Agenus serving as a member of the Board of Directors shall not receive additional compensation for his or her service as director.

Any proposed changes in non-employee director compensation should come at the recommendation of the Compensation Committee, but with discussion and concurrence by the full Board of Directors. It is the policy of the Board of Directors that a portion of director compensation should be in the form of stock or stock based instruments in order to align interests of directors with those of stockholders.

As a matter of policy, the Board of Directors believes that all directors, within a reasonable period of time after becoming directors, should hold an equity interest in Agenus of at least 10,000 shares of common stock. The specific parameters of this requirement are determined from time to time by the full Board of Directors and, in unusual circumstances, the Board of Directors may determine that an exception to this policy is appropriate.

Evaluation of Board Performance

The Board of Directors, with input from the Governance Committee, from time to time, reviews its own structure, composition, and agenda to consider whether it is functioning well in view of its responsibilities and the on-going needs of Agenus. Assessment of individual director performance includes high standards for in-person attendance at board and committee meetings.

The Governance Committee from time to time reviews Agenus’ practices and policies with respect to directors, including the size of the Board of Directors, the ratio of employee Directors to non-employee Directors, the meeting frequency of the Board of Directors, the structure of meetings and the functions, duties and composition of the committees and make recommendations to the Board of Directors with respect thereto.

Attendance at Annual Meeting of Stockholders

Each director who is up for election at an annual meeting of stockholders or who has a term that continues after such annual meeting is expected to attend the annual meeting of stockholders, either in person or via teleconference (when available). The Board of Directors believes that such directors should miss the annual meeting of stockholders only for reasons that would justify absence from a regularly scheduled meeting of the Board of Directors. Interaction with Institutional Investors, Press, Customers, Etc.

The Board of Directors believes that management speaks for Agenus. Our Lead Director may, from time to time, meet or otherwise communicate with various constituencies that are involved with Agenus, but it is expected that the Lead Director would do this with the knowledge of management and, in most instances, at the request of management.

MEETINGS OF THE BOARD OF DIRECTORS

Scheduling and Selection of Agenda Items for Board Meetings

The Chairman of the Board, in consultation with the Lead Director, will determine the frequency and length of Board meetings. It is the sense of the Board of Directors that regular meetings at appropriate intervals are generally desirable for the performance of their responsibilities. In addition to regularly scheduled meetings, additional unscheduled meetings may be called upon appropriate notice at any time to address any special needs.

The Chairman of the Board, in consultation with the Lead Director, establishes the agenda for each meeting and distributes it in advance to directors. Each director is free to suggest the inclusion of items on an agenda, to raise at any meeting subjects that are not on the agenda for that meeting or to request the presence of or a report by any member of management. During at least one meeting each year, the Board of Directors is presented the long-term strategic plan for Agenus and the principal issues that it expects to face in the future.

Board Material and Presentations

Information and data that are important to the understanding of the business and matters to be considered at a meeting are distributed in advance to directors. As a general rule, materials on specific subjects are made available to directors sufficiently in advance so directors will be prepared to discuss questions that they may have about the material.

The Board of Directors encourages management to schedule members of management to present at meetings who (1) can provide additional insight into the specific matters being discussed because of personal involvement in these areas or (2) have future potential that management believes should be given exposure to the Board of Directors.

Attendance and Participation in Board Meetings

Each member of the Board of Directors is expected to make reasonable efforts to attend regularly scheduled meetings of the board and to participate in telephone conference meetings or other special meetings of the board. In the event that directors are unable to make at least 75% of those regular or special meetings (together with the meetings of committees on which such director serves), the Company will be required to disclose that fact in its annual proxy statement.

We expect directors to rigorously prepare for, attend and participate in all board and applicable committee meetings. Each director is expected to ensure that other commitments do not materially interfere with service as a director.

Access to Management and Advisors

Each director is encouraged to keep himself or herself informed of the affairs of Agenus between board meetings through direct contact with members of senior management and outside advisors, and each director has access to any such member of senior management and outside advisor. It is expected that any such contact will be coordinated through the Chief Executive Officer and that each director will use judgment to assure that such access is not distracting to the business operation of Agenus.

Meetings of the Independent Directors

It is the policy of the Board of Directors to have a separate meeting session for the independent directors regularly scheduled at least twice a year (and generally after every other regularly scheduled meeting of the full Board of Directors) to review matters concerning the relationship of the Board of Directors with management and such other matters as it deems appropriate. Any independent director may request a meeting of the independent directors at any time. The Lead Director shall preside at all meetings of independent directors at which he or she is present.

COMMITTEES OF THE BOARD OF DIRECTORS

Number of Committees

Our Board of Directors establishes committees from time to time to facilitate and assist in the execution of its responsibilities. These committees generally address issues that, because of their complexity and technical nature, level of detail and time requirements or because of proper corporate governance principles are suitable for committee oversight.

We currently have four standing committees, which are the Compensation Committee, the Audit Committee, the Governance Committee, and the Science Committee. There will, from time to time, be occasions on which the Board of Directors may want to form a new committee or disband or suspend the operations of a current committee depending upon the circumstances. Only independent directors can serve on the Compensation, Audit, and Governance Committees, except as may be permitted in exceptional and limited circumstances by applicable rules, regulations and the charters of such committees.

Assignment and Term of Service of Committee Members

The Board of Directors is responsible for the appointment of committee members and committee chairs, taking into account the desires of individual members and the recommendations of the Chairman of the Board and the Governance Committee. In making such appointments, the Board of Directors considers the rotation of committee membership and chairs at appropriate intervals, and to the extent practicable, although the Board of Directors does not believe that rotation should be mandated as a policy.

Frequency and Length of Committee Meetings and Committee Agenda

The committee chair, in consultation with the other committee members, determines the frequency and length of committee meetings and develops the agenda for committee meetings. The agendas and meeting minutes of the committees will be shared with the full Board of Directors. Any director who is not a member of a particular committee may attend any committee meetings with the concurrence of the committee chairman.

LEADERSHIP DEVELOPMENT

Formal Evaluation of Executive Chairman and Chief Financial Officer

The independent directors evaluate the Executive Chairm and and Chief Financial Officer at least annually, and the evaluation is communicated to the Executive Chairman by the Lead Director, and to the Chief Financial Officer by the Executive Chairman. The evaluation should be based on clearly articulated criteria, including performance of the business, accomplishment of long-term strategic objectives and development of senior management. The evaluation will be used by the Compensation Committee in the course of its deliberations when considering the compensation of the Executive Chairman and the Chief Financial Officer.

Succession Planning and Management Development

The Executive Chairman reviews succession planning and management development with the Board of Directors and the Governance Committee on an annual basis. This succession planning includes the development of policies and principles for selection of the Executive Chairman and Chief Financial Officer, including succession in the event of an emergency.

Adopted February 24, 2017